Exhibit 99.1

NOTICE OF SHAREHOLDERS’ MEETING

All shareholders of Grupo Financiero Galicia S. A. (the “Company”) are invited to the Ordinary and Extraordinary Shareholders’ Meeting to be held on April 29, 2015, at 10:00 AM (first call), at Tte. Gral. Juan D. Perón 430, Basement-Auditorium, Buenos Aires (not the Company’s registered office), with the following AGENDA:

1° Appointment of two shareholders to sign the minutes.

2° Examination of the business affairs of our controlled company Banco de Galicia y Buenos Aires S.A. and the position to be adopted by Grupo Financiero Galicia S.A. over the certain issues to be dealt with at the next shareholders’ meeting of Banco de Galicia y Buenos Aires S.A.

3° Examination of the Balance Sheet, Income Statement, and other documents as set forth by Section 234, subsection 1 of the Law of Commercial Companies and the Annual Report and Report of the Supervisory Syndics’ Committee for the 16th fiscal year ended December 31, 2014.

4° Treatment to be given to the financial results and dividend distributions of the fiscal year ended December 31, 2014.

5° Approval of the Board of Directors and Supervisory Syndics’ Committee’s performances.

6° Supervisory Syndics’ Committee’s compensation.

7° Board of Directors’ compensation.

8° Granting of authorization to the Board of Directors to make advance payments of directors fees during the fiscal year beginning on January 1, 2015 ad-referendum of the shareholders’ meeting that considers the documentation corresponding to said fiscal year.

9° Election of three syndics and three alternate syndics for one-year term of office.

10° Determination of the number of directors and alternate directors and, if appropriate, election thereof for the term established by the Company’s bylaws until reaching the number of directors determined by the Shareholders’ meeting.

11° Compensation of the independent accountant certifying the Financial Statements for fiscal year 2014.

12° Appointment of the independent accountant and alternate accountant to certify the Financial Statements for fiscal year 2015.

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.

According to current regulations it is necessary to state that during the fiscal year 2014 there have been no circumstances to those included in Section 71 of Law 26,831 (Ley de Mercado de Capitales).

Notes:

1.	Shareholders are hereby notified that in order to attend the Meeting, they must deliver a certification evidencing their book-entry shares, as issued by Caja de Valores S.A., on or before April 23, 2015 (from 10:00 a.m. to 4:00 p.m.), at Tte. Gral. Juan D. Perón 430, 25th Floor, Buenos Aires, so that the shares can be registered in the Meeting’s Attendance Record Book.

2.	When considering item 4 of the agenda, the shareholders’ meeting shall be treated as extraordinary.

3.	Shareholders are hereby reminded that the National Securities Commission requires compliance with the procedures set forth in Chapter II, Title II of its regulations comprised on (N.T.2013).

Pedro A. Richards
Attorney-in-law

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.

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